SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series VI Fixed Rate Notes in a principal amount of US$ 34,848,037, due 2013.

The Company informs that on September 10, 2012, will start the payment of the sixth installment of interests and the second installment of principal related to the Series VI Notes issued on March 10, 2011.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)
Date of effective payment:	September 10, 2012
Number of service to be paid:	Sixth installment of interests and Second installment of principal
Period comprised by the payment:	June 11, 2012/ September 10, 2012
Concept of payment:	Interests (100%) and Principal (33.33%)
Payment Currency:	The payment will be made in Pesos at the Applicable Exchange Rate.
Outstanding Capital:	U$S 26,136,027.75
Annual Nominal Interest:	7.50%
Interest being paid:	US$ 488,707.92
Capital being paid:	US$ 8,712,009.25
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Observations

(*) As part of the issuance of the Fifth Series of Class X Notes (the "Class X") of the Company and in accordance with the relevant Pricing Supplement, certain holders of Class VI Notes (the "Class VI") subscribed the Class X by integrating the Class VI in-kind. Under the terms of a contract that the Company celebrated with Caja de Valores SA and the notification that will be sent on this regard, the integrated in-kind amount for Class X, will be excluded from the amount payable on this occasion.

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on September 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: September 13, 2012